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                         DIVERSIFIED FOOD GROUP, INC.
                           6901 North Hamlin Avenue
                         Lincolnwood, Illinois 60645


                                October 28, 1998


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Mr. H. Roger Schwall

     Re:  Diversified Food Group, Inc.
          Registration Statement on Form S-1
          (Registration No. 333-56899)

Dear Mr. Schwall:

     Diversified Food Group, Inc. (the "Company") hereby withdraws from registration its Registration Statement on Form S-1 (Registration No. 333-56899) previously filed with the Securities and Exchange Commission (the "Commission"). This Registration Statement is being withdrawn because the Company has sold its appetizer division to IBP, inc. Please withdraw this Registration Statement immediately pursuant to Rule 477 and 478(c). No offers or sales of the Company's common stock occurred pursuant to this Registration Statement.

                         Very truly yours,

                         DIVERSIFIED FOOD GROUP, INC.


                         By:  /s/ ANDREW J. ZAHN
                              -------------------------------------
                              Andrew J. Zahn
                              President and Chief Executive Officer


cc:  Kristina Schillinger
     David J. Kaufman
     John D. Watson